UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Octagon 88 Resources Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

67572P 101
(CUSIP Number)

Clinton F. Bateman
19 Briar Hollow Lane, Suite 115, Houston, TX 77027
(713) 552-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67572P 101

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Clinton F. Bateman

2.	Check the Appropriate Box if a Member of a Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shares Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

Clinton F. Bateman (the “Reporting Person”), is filing this statement on Schedule 13D/A (this “Statement”) with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of Octagon 88 Resources, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 348 14th Street N.W., Calgary, Alberta T2N 1Z7.

This Amendment No.  1 to Schedule 13D (the “Amendment”) amends and supplements the Statement on Schedule 13D filed by the Reporting Person on October 7, 2008 (the “Original Filing”).  The purpose of this Amendment is to report the disposition by the Reporting Person of 32,000,000 shares of Common Stock of the Issuer.  This Amendment is the final amendment to the Original Filing and an exit filing for the Reporting Person.

Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Item 4.                      Purpose of Transaction

On August 13, 2010, 888333333 Holdings Ltd. effected the transfer of 32,000,000 Common Shares of the Issuer which were acquired from the Reporting Person.  The consideration paid to the Reporting Person for the 32,000,000 Common Shares was $0.0015 per common share for total proceeds of $48,000.00.

Item 5.                      Interest in Securities of the Issuer

Item 4 of the Original Filing is amended and supplemented to add the following:

(a) and (b)
The responses of the Reporting Person to Rows (7) through (13) of page 2 of this Amendment are incorporated herein by reference.  As a result of the transfer of the shares pursuant to the sale of the shares by the Reporting Person, the Reporting Person no longer owns any shares of Common Stock of the Issuer.

(c)	The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the last 60 days except as described in this Amendment.

(d)             Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2010

/s/ Clinton F. Bateman

Mr. Clinton F. Bateman
Name/Title